SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: September 23, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation plc announces appointment of Vice President, Regulatory
Affairs.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: September 23, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation announces appointment of Vice President, Regulatory Affairs























                                                 Exhibit
(a)






Contacts:
Rick Stewart                           Mike Coffee
Chief Executive Officer                President and Chief Operating Officer
Amarin Corporation plc                 Amarin Corporation plc
Phone: +44 (0) 207 907 2440            Phone: +415 389 4755
Email: rick.stewart@amarincorp.com     Email: mike.coffee@amarinpharma.com

AMARIN CORPORATION ANNOUNCES APPOINTMENT OF VICE PRESIDENT,
			REGULATORY AFFAIRS

Amarin Also Announces Consolidation of U.S. Operations in San
	Francisco, Planned Closure of New Jersey Office

London, United Kingdom, September 23, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) today announced the appointment of Margie Nemcik-Cruz as Vice President, Regulatory Affairs of Amarin Pharmaceuticals, Inc., its U.S. drug development and marketing subsidiary.

"We are very pleased to have Margie join the Amarin team," said Rick Stewart, chief executive officer. "Based on her outstanding track record of progressing innovative new pharmaceutical products through the regulatory approval process, including direct interaction with the U.S. Food and Drug Administration for both New Drug Application approvals and post-approval activities, Margie's experience will be invaluable to Amarin as we continue to advance our development pipeline."

Mike Coffee, president and chief operating officer, added, "Attracting Margie completes the Amarin Pharmaceuticals management team, where we now have experienced senior management in place for all of the functions associated with our U.S. pharmaceutical development and marketing activities."

Prior to joining Amarin, Ms. Nemcik-Cruz most recently operated an independent regulatory consultancy. She previously spent several years with increasing responsibilities at prominent pharmaceutical companies, including Wyeth Laboratories, Sugen (since acquired by Pharmacia) and most recently was Director, Regulatory Affairs at Salix Pharmaceuticals. Ms. Nemcik-Cruz received a BSc in Biochemistry from McGill University and an MA in Bio-organic Chemistry from Brandeis University.

Amarin also announced the closure, by year-end, of its Warren, New Jersey direct marketing facility. Direct marketing functions will be consolidated in its existing offices near San Francisco. Commenting on the consolidation, Mr. Stewart said, "The Amarin Pharmaceuticals operation in San Francisco performs all primary activities for our principal marketed product, Permax (r) (pergolide mesylate tablets), plus our development stage products, including Zelapar ( tm ) (selegiline orally dissolving tablets) and LAX-101 for Huntington's disease. The completion of our U.S. management team facilitates the consolidation of our remaining activities resulting in greater efficiency, improved communications and potential for cost savings."

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein.
Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, FDA approval, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.